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                            [LOGO CANADA NEWSWIRE]

                  Give your message. We'll give you the world.

             News release via Canada NewsWire, Toronto 416-863-9350


                                                          [CERTICOM LOGO]


                     Attention Business/Technology Editors:

            Communities.com Licenses Certicom's ECC Technology to Secure Innovative Virtual Communities Website

            Trusted Encryption Technology Utilized to Provide
            Proof of Users' Identity

            HAYWARD, CA, May 16 /CNW/ - Certicom (Nasdaq: CERT and TSE: CIC), a leading provider of m-commerce security, and Communities.com, developer of the first real-time, interactive rich media network, today announced that Communities.com is using Certicom security technology to authenticate the identity and member privileges of users of Communities.com virtual services. Communities.com is utilizing Certicom's high-powered elliptic curve cryptography
(ECC) to help protect its users from potential online identity theft while ensuring high-speed access to a large variety of interactive Internet services.

            "Communities.com is enabling a new generation of entertainment online through its graphical interactive Palace software. A critical aspect of online interaction and safe communities is insuring the identity of each member who logs on to a community," said Douglas Crockford, CTO of Communities.com. "We chose Certicom's technology because it met our need for strong security combined with the high performance necessary to support the quickly escalating volume of Communities.com users."

            Communities.com is building the first real-time, interactive rich media network by packaging content, audience, advertising and e-commerce. Visitors to Communities.com can access immersive destinations with like-minded people on existing Palace Sites or co-branded partners' sites. Certicom was Communities.com's partner of choice to provide the security technology needed to authenticate the identity of each of its users in real-time.

            "Identity theft is one of the key security concerns for today's Internet user," said Rick Dalmazzi, Certicom president & CEO. "Certicom's powerful encryption technology is being utilized by companies like Communities.com to maintain the viability of the Internet as a critical medium for delivering entertainment, commerce, services as well as mission-critical content for businesses."

            About Communities.com

            Communities.com is building the first real-time, interactive rich media network by packaging content, audience, advertising and e-commerce. The company partners with content providers to create an enhanced sense of place


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and permanence that uniquely enriches the community experience.
Communities.com furnishes content partners with its easy-to-use, easy-to-implement tools, including The Palace rich media interactive communications software and OnLive! multi-voice communications technology, to create and grow the Internet's most-compelling communities. Communities.com's content partners include Redherring.com, MXG Media, Garbage, ZDTV, Artisan Entertainment's The Blair Witch Project, Comedy Central, the SciFi Channel, Flirt.com and TCI.net. Recent Palace-powered celebrity sessions include live interactive events centered around The Sundance Film Festival, Nsync's album release with Sweet16.com, and Jim Breyer's Q&A with Redherring.com. The Palace Web site was recognized by PC Magazine as one of the Top 100 Web Sites in 1999.

            Located in Cupertino, Calif., Communities.com is privately held with investments from individuals and companies that include Michael Crichton, Helix Investments, Creative Labs, Softbank Investment Partners and agincourt partners LLC.

            About Certicom

            Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Major computing and communications companies, such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

            Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m- commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle


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products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

                                         05/16/2000

            For further information: for Certicom - Lorraine Kauffman, Public Relations, Certicom Corp., (510) 780-5417, lkauffman(at)certicom.com; for Communities.com - Kellie Krug, Communities.com, (408) 342-9500,
Kellie(at)communities.com; Jessica Johannes, Lutchansky Communications for Certicom, (408) 938-9050 x 15, jessica(at)lcomm.com

            (CIC. CERT)


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